Intrusion, Inc.
101 East Park Blvd, Suite 1200
Plano, Texas 75074

February 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jan Woo

Re:	Intrusion, Inc.
Registration Statement on Form S-3
(File No. 333-281565)

Acceleration Request
Requested Date: Monday, February 10, 2025
Requested Time: 4:00 PM Eastern Daylight Time

Dear Ms. Woo:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-281565) (the “Registration Statement”) to become effective on Monday, February 10, 2025 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, at (561) 514-0936.

Very truly yours,

Intrusion, Inc.

By:	/s/ Kimberly Pinson
Kimberly Pinson
Chief Financial Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC